UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

DRONE USA, INC.

Common Stock, par value $0.0001

CUSIP # 26210T107

July 16, 2018

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26210T107	13G	Page 1 of 4

1.Name of Reporting Person:  Livingston Asset Management LLC

I.R.S. Identification No. of Above Person (entities only)  82-1072931

2.Check the Appropriate Box if a Member of a Group    (a) [   ]

(b) [X]

3.SEC Use Only

4.Citizenship or Place of Organization:    Florida

5.Sole Voting Power16,740,878

Number of Shares

Owned by Each6.   Shared Voting Power16,740,878

Reporting Person

With7.   Sole Dispositive Power16,740,878

8.   Shared Dispositive Power16,740,878

9.Aggregate Amount Beneficially Owned by Each Reporting Person

10.Check if the Aggregate Amount in Row 9 Excludes Certain Shares   [   ]

11.Percent of Class Represented by Amount in Row 9:   6.47%

12.Type of Reporting Person:    PN

CUSIP No. 26210T107	13G	Page 2 of 4

ITEM 1(a)NAME OF ISSUER    Drone USA, Inc.

(b)ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

16 Hamilton Street, West Haven, CT 06516

ITEM 2(a)NAME OF PERSON FILING    Livingston Asset Management LLC

(b)ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

17210 Germano Court, Naples, Florida 34110

(c)CITIZENSHIP

United States of America

(d)TITLE OF CLASS OF SECURITIES

Common Stock, Par Value $0.0001

(e)CUSIP NUMBER

26210T107

ITEM 3If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)[   ] Broker or dealer registered under section 15 of the Act

(b)[   ] Bank as defined in section 3(a)(6) of the Act

(c)[   ] Insurance company as defined in section 3(a)(19) of the Act

(d)[   ] Investment company registered under section 8 of the Investment Company Act of 1940

(e)[   ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f)[   ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g)[   ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h)[   ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act

(i)[   ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

(j)[   ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box   [   ]

CUSIP No. 26210T107	13G	Page 3 of 4

ITEM 4OWNERSHIP

(a)Amount beneficially owned:    Reporting Person holds 16,740,878 shares of the Issuer’s common stock pursuant to conversion of a portion of a $50,000 convertible promissory note held by Reporting Person. The promissory note provides that in no event shall the number of shares of Common Stock issued to Reporting Person or its designee pursuant to a conversion, when aggregated with all other shares of Common Stock then beneficially owned by Reporting Person and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder), result in the beneficial ownership by Reporting Person and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and the rules and regulations thereunder) at any time of more than 9.99% of the Common Stock. Reporting Person disclaims beneficial ownership of the Issuer’s securities held by any other person or entity.

(b)Percent of class:  6.47%

(c)Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 16,740,878

(ii) Shared power to vote or to direct the vote: 16,740,878

(iii) Sole power to dispose or to direct the disposition of: 16,740,878

(iv) Shared power to dispose or to direct the disposition of: 16,740,878

ITEM 5OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ]

ITEM 6OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

N/A

ITEM 7IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

N/A

CUSIP No. 26210T107	13G	Page 4 of 4

ITEM 8IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

N/A

ITEM 9NOTICE OF DISSOLUTION OF GROUP

N/A

ITEM 10CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Livingston Asset Management LLC

/s/ Stephen Hicks

By:  Stephen Hicks

Its:  Manager

Date:  July 19, 2018